                                    ANNEX A

                Banc of America Securities LLC Fairness Opinion

                                                         100 North Tryon Street
                                                               Charlotte, NC
                                                               28255

                                 June 27, 2001

Special Committee of the Board of Directors
PJ America, Inc.
2300 Resource Drive
Birmingham, AL 35242

Members of the Special Committee of the Board of Directors:

   You have requested our opinion as to the fairness from a financial point of view to holders of the common stock, par value $.01 per share (the "Shares"), of PJ America, Inc. (the "Company"), other than PJ Acquisition Corp. ("Purchaser") and Douglas S. Stephens, Richard F. Sherman and certain other directors and significant stockholders of the Company (the "Investor Group"), of the cash consideration to be received by such holders in connection with the proposed acquisition (the "Proposed Transaction") by Purchaser of all the outstanding Shares, other than Shares held by Purchaser or the Investor Group, at a purchase price of $8.75 per Share to the stockholders in cash (the "Offer Price"). The Proposed Transaction is to be effected pursuant to the Offer and subsequent Merger (as defined below) in accordance with the offer to purchase and the related tender offer documents (the "Offer Documents").

   Pursuant to the Offer Documents, Purchaser will commence a cash tender offer (the "Offer") for all such outstanding Shares at the Offer Price. Pursuant to the terms of the June 22, 2001 draft of an Agreement and Plan of Merger to be entered into by the Company and Purchaser (the "Agreement"), it is proposed that, upon completion of the Offer, Purchaser shall be merged with the Company (the "Merger") and the Company shall continue as the surviving corporation. Pursuant to the Merger, each Share not purchased in the Offer that is outstanding immediately prior to the Merger (with certain exceptions) shall be converted into the right to receive the Offer Price in cash. The terms and conditions of the Proposed Transaction are more fully set out in the Agreement.

   For purposes of the opinion set forth herein, we have:

     (i) reviewed certain publicly available financial statements and other business and financial information of the Company;

     (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by management of the Company;

     (iii) analyzed certain financial forecasts relating to the Company prepared by the management of the Company;

     (iv) discussed the past and current operations, financial condition and prospects of the Company with senior executives of the Company;

     (v) reviewed the reported prices and trading activity for the Shares;

     (vi) compared the financial performance of the Company and the prices and trading activity of the Shares with those of certain other publicly traded companies we deemed relevant;

     (vii) compared certain financial terms of the Proposed Transaction to financial terms, to the extent publicly available, of certain other transactions we deemed relevant;

     (viii) participated in discussions and negotiations among representatives of the Company, Purchaser and the Investor Group and their financial and legal advisors;

     (ix) reviewed the Agreement and certain related documents;

     (x) at the request of the Special Committee (as defined below), spoken with a number of potential purchasers concerning their interest in the Company and their preliminary range of possible purchase prices; and

     (xi) performed such other analyses and considered such other factors as we have deemed appropriate.

   We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting management's best currently available estimates and good faith judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. No opinion is expressed as to whether any alternative transaction might produce consideration for the Company's stockholders in an amount in excess of that contemplated in the Proposed Transaction.

   In rendering our opinion, we have assumed that the Proposed Transaction will be consummated on the terms described in the draft Agreement. We have also assumed that the definitive Agreement will not differ in any material respect from the draft thereof reviewed by us.

   We have acted as financial advisor to the Special Committee of the Board of Directors of the Company (the "Special Committee") in connection with this transaction and are receiving fees for our services, including a fee which is contingent upon rendering this opinion and a fee which is contingent upon the consummation of the Proposed Transaction. In the past, Banc of America Securities LLC or its affiliates have provided financial advisory and financing services to the Company and have received and may continue to receive fees for rendering such services. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company for our own account or for the accounts of customers and, accordingly, we or our affiliates may at any time hold long or short positions in such securities.

   It is understood that this letter is for the benefit and use of the Special Committee in connection with and for purposes of its evaluation of the Proposed Transaction. This opinion may not be disclosed, communicated, reproduced, disseminated, quoted or referred to at any time (in whole or in part), in any manner or for any purpose, except with our prior written consent in each instance. However, this opinion may be included in its entirety in any filing made by the Company in respect to the Proposed Transaction with the Securities and Exchange Commission, so long as this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analysis in such filing is in a form reasonably acceptable to us and our counsel. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise, or reaffirm this opinion. No opinion is rendered with respect to any Shares held by Purchaser or the Investor Group or any of their respective affiliates. In addition, we express no opinion or recommendation as to whether or not stockholders should tender their Shares pursuant to the Offer.

   Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Offer Price to be received by the holders of Shares, other than Purchaser and the Investor Group, pursuant to the Proposed Transaction is fair from a financial point of view to such holders.

                                        Very truly yours,

                                        BANC OF AMERICA SECURITIES LLC

                                      A-2